Exhibit 99.3

EXPLANATORY NOTE

This “Material Dutch Tax Considerations” section is being provided to update disclosure in InflaRx N.V.’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission as a result of subsequent changes in Dutch tax law. This section shall be deemed to be incorporated by reference into (i) the registration statement on Form S-8 (File No. 333-221656) and (ii) the registration statement on Form F-3 (File No. 333-239759) of InflaRx N.V. and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

MATERIAL DUTCH TAX CONSIDERATIONS

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should be treated with corresponding caution. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of NautaDutilh N.V., our special Dutch counsel. Holders or prospective holders of shares should consult with their own tax advisors with regard to the tax consequences of investing in the shares in their particular circumstances. The discussion below is included for general information purposes only.

For the purposes of this discussion, it is assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany. See Risk Factor “We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.”

 Please note that this summary does not describe the Dutch tax considerations for:

1.           holders of our common shares if such holders, and in the case of individuals, his or her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in the company under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his or her partner (as defined in the Dutch Income Tax Act 2001, directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

2.           holders of our common shares if the shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital (or, in certain cases, in voting rights) qualifies as participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

3.           holders of shares who are individuals for whom the shares or any benefit derived from the shares are a remuneration or deemed to be a remuneration for (employment) activities or services performed by such holders or certain individuals related to such holders, whether within or outside an employment relation, that provides the holder, economically speaking, with certain benefits that have a relation to the relevant work activities or services (as defined in the Dutch Income Tax Act 2001); and

4.           pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, whereby the Netherlands and Dutch law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law (of the Dutch Supreme Court (Hoge Raad der Nederlanden) until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

This discussion is for general information purposes and is not tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our shares. Holders or prospective holders of our shares should consult their own tax advisor regarding the tax consequences relating to the acquisition, holding and disposal of our shares in light of their particular circumstances.

Dividend Withholding Tax

We are incorporated under the laws of the Netherlands, and therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As such, we are required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us (which withholding tax will not be borne by us but will be withheld by us from the gross dividends paid on the shares). We are however also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. As long as we continue to have our place of effective management in Germany, and not in the Netherlands, under the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany. Consequently, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us (we will not be required to withhold Dutch dividend withholding tax). This exemption from withholding does not apply to dividends distributed by us to a holder of our common shares who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to a holder of our common shares that is neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See Risk Factor “If we pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.”

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities” as the case may be) or to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%.

The expression “dividends distributed” includes, among other things:

•           distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•           liquidation proceeds, proceeds of redemption of shares, or proceeds of the repurchase of shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those shares as recognized for purposes of Dutch dividend withholding tax, unless in case of a repurchase, a particular statutory exemption applies;

•           an amount equal to the par value of shares issued or an increase of the par value of shares, to the extent that it does not appear that a contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•           partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of shares have resolved in advance at a general meeting to make such repayment and the par value of the shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

Dutch Resident Individuals and Dutch Resident Entities can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands if the shares are attributable to a Dutch permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary for Finance takes the position that the definition of beneficial ownership introduced by this legislation will also apply in the context of a double taxation convention.

Conditional withholding tax on dividends (as of 1 January 2024)

Furthermore, it cannot be excluded that dividends distributed by us to certain related entities which are not resident in the Netherlands for Dutch tax purposes will become subject to a Dutch conditional withholding tax in certain specific situations (see below), irrespectively of the fact that we have our place of effective management in Germany and, therefore, are a tax resident of Germany under German national tax laws. As of 1 January 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to related entities (gelieerd) resident in certain listed jurisdictions or in case of abusive arrangements (all within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021). The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2022: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2022: 25.8%).

Taxes on Income and Capital Gains

Dutch Resident Entities

Any benefit derived or deemed to be derived from the shares held by a Dutch Resident Entity, including any capital gains realized on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 15 percent with respect to taxable profits up to €395,000 and 25.8 percent with respect to taxable profits in excess of that amount (rates and brackets for 2022).

Dutch Resident Individuals

If a holder of shares is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common shares is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2021), if:

1.           the common shares are attributable to an enterprise from which the holder of such shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being a shareholder, as defined in the Dutch Income Tax Act 2001); or

2.           the holder of the common shares is considered to perform activities with respect to such shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply, the Dutch Resident Individual's net investment assets (rendementsgrondslag) for the year will be subject to an annual Dutch income tax on a deemed return under the regime for savings and investments (inkomen uit sparen en beleggen), insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. The common shares are included as investment assets. The deemed return on the Dutch Resident Individual's net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.

Based on a decision of the Dutch Supreme Court (Hoge Raad) of 24 December 2021 (ECLI:NL:HR:2021:1963), the system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights. On 28 June 2022 the Dutch State Secretary of Finance has issued a decree amending the regime for taxation of savings and investments as in effect on the date hereof to comply with this Dutch Supreme Court ruling. This decree will be implement in Dutch tax law pursuant to the 'Law on the restoration of rights box 3' (Wet rechtsherstel box 3), which applies to calendar year 2022. On the basis of the decree as published on 28 June 2022 and the aforementioned new law the tax will be levied at the lowest outcome of the following two calculation methods:

Method 1. The annual taxable benefit from a Dutch Resident Individual's assets and liabilities taxed under this regime, including the common shares, is based on a deemed return (ranging from 1.82% and 5.53% in 2022) of the positive balance of the fair market value of those assets, including the common shares, and the fair market value of those liabilities.

Method 2. The annual taxable benefit from a Dutch Resident Individual's assets and liabilities taxed under this regime, including the common shares, is based on the actual allocation of the Dutch Resident Individual's assets and liabilities over the following three categories: (i) bank savings, (ii) other investments, including the common shares, and (iii) liabilities. The tax is calculated as follows:
a)	a deemed return on the fair market value of the actual amount of bank savings; plus
b)	a deemed return on the fair market value of the actual amount of other investments, including the common shares; minus
c)	a deemed return on the fair market value of the actual amount of liabilities.

Under Method 2, the statutory threshold is divided pro-rata over the three assets and liabilities categories mentioned above. At the date hereof, the deemed returns under (i) to (iii) above have not yet been definitively published for the calendar year 2022.

Holders of common shares are advised to consult their own tax advisor to ensure that the tax is levied in accordance with the decision of the Dutch Supreme Court.

Non-residents of the Netherlands

A holder of our common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

1.           such holder does not have an interest in an enterprise or a deemed enterprise (as defined in the Dutch Income Tax Act and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

2.           in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) and does not derive benefits from the common shares that are taxable as benefits from other activities in the Netherlands (resultaat uit overige werkzaamheden).

Gift and Inheritance Tax

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the common shares by way of a gift by, or on the death of, a holder of our common shares who is resident or deemed to be resident in the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will arise on the transfer of our common shares by way of gift by, or on the death of, a holder of the common shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Furthermore, for purposes of Netherlands gift and inheritance tax, a gift that is made under a condition precedent is deemed to have been made at the moment such condition precedent is satisfied. If the condition precedent is fulfilled after the death of the donor, the gift is deemed to be made upon the death of the donor.

Other Taxes and Duties

No Dutch value added tax and no Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of our common shares on any payment in consideration for the holding or disposal of the common shares.